UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended March 31, 2005

Northeast Utilities

(Name of registered holding company)

107 Selden Street, Berlin, CT 06037

(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller

Telephone Number:  860-665-2333

GENERAL INSTRUCTIONS

A.

Use of Form

1.

A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company.  The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2.

The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3.

Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4.

Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.

Statements of Monetary Amounts and Deficits

1.

Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2.

Deficits and other similar entries shall be indicated by either brackets or parentheses.  An explanation should be provided by footnote.

C.

Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).  A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company.  Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.

Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b).  All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

Instructions

1.

Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2.

Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof.  Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3.

Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4.

Provide a narrative description of each reporting company's activities during the reporting period.

Name of Reporting Company	Energy or Gas Related	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business	Activities Reported During the Period

NU Enterprises, Inc.	Holding	01/04/99	Connecticut	100% by Northeast Utilities	Unregulated businesses holding company	(A)

Select Energy, Inc.	Energy	09/26/96	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(B)/(S)

Northeast Generation Services Company	Energy	01/04/99	Connecticut	100% by NU Enterprises, Inc.	Energy-related activities	(C)

Select Energy Services, Inc.	Energy	06/19/90	Massachusetts	100% by NU Enterprises, Inc.	Energy-related activities	(D)

Reeds Ferry Supply Co., Inc.	Energy	07/15/64	New Hampshire	100% by Select Energy Services, Inc.	Energy-related activities	(E)

HEC/Tobyhanna Energy Project, Inc.	Energy	09/28/99	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(F)

Select Energy Contracting, Inc.	Energy	10/12/94	Massachusetts	100% by Select Energy Services, Inc.	Energy-related activities	(G)

Yankee Energy System, Inc.	Holding	02/15/00	Connecticut	100% by Northeast Utilities	Public Utility Holding Company	(H)

Yankee Energy Services Company	Energy	07/02/93	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(I)

R. M. Services, Inc.	Energy	11/22/94	Connecticut	100% by Yankee Energy System, Inc.	Energy-related activities	(J)*

Acumentrics Corporation	Energy	09/13/00	Massachusetts	5% by NU Enterprises, Inc.	Energy-related activities	(K)

ERI/HEC EFA-Med, LLC	Energy	09/30/00	Delaware	50% by Select Energy Services, Inc.	Energy-related activities	(L)

E. S. Boulos Company	Energy	01/10/01	Connecticut	100% by Northeast Generation Services Company	Energy-related activities	(M)

NGS Mechanical, Inc.	Energy	01/24/01	Connecticut	100% by Northeast Generation Services Company	Provide mechanical construction and maintenance services	(N)

HEC/CJTS Energy Center LLC	Energy	03/02/01	Delaware	100% by Select Energy Services, Inc.	Facilitate construction financing	(O)

Select Energy New York, Inc.	Energy	02/13/96	Delaware	100% by Select Energy, Inc.	Energy-related activities	(P)

Woods Electrical Co., Inc.	Energy	07/18/02	Connecticut	100% by Northeast Generation Services Company	Provide electrical contracting services	(Q)

Greenport Power, LLC	Energy	02/13/03	Delaware	50% by Northeast Generation Services Company	Energy related construction activities	(R)

(A)

NU Enterprises, Inc. (NUEI) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.  Pursuant to the decision announced on March 9, 2005, NUEI is in the process of divesting the energy services businesses (consisting of Select Energy Services, Inc., Reeds Ferry Supply Co., Inc., HEC/Tobyhanna Energy Project, Inc., Select Energy Contracting, Inc., ERI/HEC EFA-Med, LLC, E. S. Boulos Company, NGS Mechanical, Inc., HEC/CJTS Energy Center LLC and Woods Electrical Co., Inc.) and exiting the wholesale marketing business, conducted through Select Energy.

(B)

Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets, and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy, collectively with the affiliated businesses, provides a wide range of energy products and energy services.  Select Energy is in the process of exiting the wholesale marketing business.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, District of Columbia, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.  Additionally, Select Energy is a licensed electricity supplier in the state of Ohio.

(C)

Northeast Generation Services Company (NGS) provides a full range of asset management and operation and maintenance services for affiliated-owned assets.  NUEI intends to retain NGS.

(D)

Select Energy Services, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E)

Reeds Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F)

HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G)

Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H)

Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I)

Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J)

R. M. Services, Inc. is inactive as of June 30, 2004.

(K)

Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L)

ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  Under the contract, the United States Navy will issue delivery orders for energy services work at United States government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom.  ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the delivery orders.  ERI/HEC will also act as the conduit for any project-related financing.  ERI Services, Inc. and Select Energy Services, Inc. each own 50 percent of the ERI/HEC.

(M)

E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts.  Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N)

NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support.  NGSM is registered to do business in Connecticut, Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O)

HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.  HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P)

Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q)

Woods Electrical Co., Inc. is in the electrical contracting business mainly in Connecticut.  Woods is registered to do business in Connecticut, New York, Massachusetts, Maine and New Hampshire.

(R)

Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons Greenport LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport - Long Island, New York.  Hawkeye Electric, which is not an affiliate of NU, and NGS each own 50 percent of Greenport.

Foreign Activity

(S)

Select Energy engaged in purchases of natural gas in Canada, aggregating 58,656 million cubic feet in the quarter ended March 31, 2005.

ITEM 2 - ISSUANCE AND RENEWAL OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security	Company Contributing Capital	Amount of Capital Contribution

Select Energy, Inc.	No transactions this quarter.

Northeast Generation Services Company	N/A	N/A	N/A	N/A	N/A	N/A	N/A	NU Enterprises, Inc.	$ 544,000

Select Energy Contracting, Inc.	No transactions this quarter.

Reeds Ferry Supply Co., Inc.	No transactions this quarter.

HEC/Tobyhanna Energy Project, Inc.	No transactions this quarter.

Yankee Energy Services Company	No transactions this quarter.

ERI/HEC EFA-Med, LLC	No transactions this quarter.

E.S. Boulos Company	No transactions this quarter.

NGS Mechanical, Inc.	No transactions this quarter.

HEC/CJTS Energy Center LLC	No transactions this quarter.

Select Energy New York, Inc.	No transactions this quarter.

Woods Electrical Co., Inc.	No transactions this quarter.

Does not include securities issued through the NU Money Pool which issuances are reported pursuant to a Rule 24 Certificate in File 70-9755.

ITEM 3 - ASSOCIATE TRANSACTIONS

Instructions
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate
companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting
companies, respectively.

Part I - Transactions performed by reporting companies on behalf			Total Amount
of associate companies.			Billed*

Three Months
Reporting Company	Associate Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	March 31, 2005
(Thousands of Dollars)
Northeast	Northeast
Generation	Generation
Services Company	Company	Power Plant	$ 6,406	1

Northeast
Generation	Northeast Utilities	Engineering and
Services Company	Service Company	Miscellaneous Services	$ 6

Northeast	The Connecticut
Generation	Light and Power	Engineering and
Services Company	Company	Miscellaneous Services	$ 12

Northeast
Generation	Holyoke Water
Services Company	Power Company	Power Plant	$ 4,942	2

Northeast
Generation	Select Energy
Services Company	Services, Inc.	Power Plant	$ 200

Northeast
Generation		Electrical and
Services Company	E.S. Boulos Company	Construction Services	$ 1

Northeast	Public Service
Generation	Company of	Electrical, Engineering and
Services Company	New Hampshire	Miscellaneous Services	$ 63

Northeast		Power Plant,
Generation		Mechanical and
Services Company	Select Energy, Inc.	Miscellaneous Services	$ (10)

Northeast
Generation
Services Company	Greenport Power LLC	Engineering Services	$ 8

Woods Electrical	Yankee Energy	Electrical and
Co., Inc.	Services Company	Construction Services	$ 2

Woods Electrical	Woods Network	Electrical and
Co., Inc.	Services, Inc.	Construction Services	$ 22

Three Months
Reporting Company	Associate Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	March 31, 2005
(Thousands of Dollars)
The Connecticut
	Light and Power	Electrical and
E.S. Boulos Company	Company	Construction Services	$ 255	3

Public Service
	Company of	Electrical and
E.S. Boulos Company	New Hampshire	Construction Services	$ 117	4

	Select Energy	Electrical and
E.S. Boulos Company	Services, Inc.	Construction Services	$ 915

	Northeast Generation	Electrical and
E.S. Boulos Company	Services Company	Construction Services	$ 32	5

	Woods Electrical	Electrical and
E.S. Boulos Company	Co., Inc.	Construction Services	$ 36

Reeds Ferry	Select Energy	Wholesale Purchasing
Supply Co., Inc.	Contracting, Inc.	Services	$ 195

Select Energy	Select Energy	Electrical and
Contracting, Inc.	Services, Inc.	Mechanical Services	$ 317

The Connecticut
Select Energy	Light and Power	Electrical and
Contracting, Inc.	Company	Mechanical Services	$ 2

Select Energy		Electrical and
Contracting, Inc.	Northeast Utilities	Mechanical Services	$ 2

Select Energy
Select Energy, Inc.	New York, Inc.	Miscellaneous Services	$ 34,002

	Northeast Generation	Engineering and
Select Energy, Inc.	Services Company	Construction Services	$ 1

Select Energy, Inc.	Northeast Utilities	Miscellaneous Services	$ 31

Northeast Utilities
Select Energy, Inc.	Service Company	Miscellaneous Services	$ 532

Holyoke Power and Electric
Select Energy, Inc.	Company	Miscellaneous Services	$ 2

Select Energy
New York, Inc.	Select Energy, Inc.	Miscellaneous Services	$ 2

1 Includes cost of capital of $123.
2 Includes cost of capital of $60.
3 Includes cost of capital of $23.
4 Includes cost of capital of $2.
5 Includes cost of capital of $3.

* Total amount billed includes direct costs, overhead and a return.

Part II - Transactions performed by associate companies on behalf			Total Amount
of reporting companies.			Billed*

Three Months
Associate Company	Reporting Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	March 31, 2005
(Thousands of Dollars)
Northeast Generation	Northeast Generation
Company	Services Company	Miscellaneous Services	$ 248

Select Energy
Northeast Utilities	New York, Inc.	Miscellaneous Services	$ 1

Northeast Generation
Northeast Utilities	Services Company	Miscellaneous Services	$ 15

Northeast Utilities	Select Energy, Inc.	Miscellaneous Services	$ 141

The Connecticut
Light and Power	Northeast Generation
Company	Services Company	Miscellaneous Services	$ 8

The Connecticut
Light and Power
Company	Select Energy, Inc.	Miscellaneous Services	$ 1

Holyoke Water	Northeast Generation
Power Company	Services Company	Miscellaneous Services	$ 125

Western
Massachusetts	Northeast Generation
Electric Company	Services Company	Miscellaneous Services	$ 20

Western
Massachusetts
Electric Company	Select Energy, Inc.	Miscellaneous Services	$ 1

Northeast Utilities	Select Energy
Service Company	New York, Inc.	Miscellaneous Services	$ 82

Northeast Utilities	Northeast Generation
Service Company	Services Company	Miscellaneous Services	$ 892

Northeast Utilities
Service Company	Select Energy, Inc.	Miscellaneous Services	$ 3,770

Northeast Utilities
Service Company	E.S. Boulos Company	Miscellaneous Services	$ 1

Northeast Utilities	Yankee Energy
Service Company	Services Company	Miscellaneous Services	$ 1

Select Energy	HEC/Tobyhanna Energy
Services, Inc.	Project, Inc.	Engineering Services	$ 458

Select Energy	Northeast Generation
Services, Inc.	Services Company	Engineering Services	$ 2,333	1

Select Energy	Select Energy
New York, Inc.	Services, Inc.	Miscellaneous Services	$ 2

1 Includes cost of capital of $291.
* Total amount billed includes direct costs, overhead and a return.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
		(Thousands of Dollars)

Total consolidated capitalization as of	03/31/05	$6,918,030		line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)		1,037,705

Additional investment allowed through 6/30/07 *		500,000
		1,537,705		line 2
Total Allowed (greater of $50 million or line 2)			$ 1,537,705	line 3

Total current aggregate investment:
Select Energy, Inc. and Subsidiary		1,088,532
Northeast Generation Services Company		20,993
Select Energy Contracting, Inc.		15,661
Woods Electrical Co., Inc.		15,898
Reeds Ferry Supply Co., Inc.		7
HEC/Tobyhanna Energy Project, Inc.		-
Yankee Energy Services Company		7,882
E.S. Boulos Company		7,584
R.M. Services, Inc.		-
NGS Mechanical, Inc.		10
Acumentrics Corporation		-
Greenport Power, LLC		501
ERI/HEC EFA-Med, LLC		9
HEC/CJTS Energy Center LLC		12
Current aggregate investment			1,157,089
Elimination **			12,538
Total current aggregate investment			1,144,551	line 4
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system (line 3 less line 4)			$393,154	line 5

*Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

**Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

Instruction
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.

Major Line	Other	Other
of Energy-	Investment	Investment
Related	in Last	in This	Reason for Difference
Business	U-9C-3 Report	U-9C-3 Report	in Other Investment
(Thousands of Dollars)

Energy-Related	$ 38,176	$ 23,729	Equity earnings and ESOP

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.

Financial Statements

1.

Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest.  For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2.

For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto.  Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3.

If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4.

Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.

Exhibits

1.

Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2.

A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit.  The certificate shall provide the names and addresses of the state commissions.

A.

Financial Statements

Select Energy, Inc. and Subsidiary:

 Consolidated Balance Sheet - As of March 31, 2005

 Consolidated Statement of Operations - Three months ended March 31, 2005

Northeast Generation Services Company (Parent):

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Select Energy Contracting, Inc.:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Reeds Ferry Supply Co., Inc.:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

HEC/Tobyhanna Energy Project, Inc.:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Yankee Energy Services Company:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

ERI/HEC EFA-Med, LLC:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

E.S. Boulos Company:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

NGS Mechanical, Inc.:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

HEC/CJTS Energy Center LLC:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Woods Electrical Co., Inc.:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Greenport Power, LLC:

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

Acumentrics Corporation:

 Not available

R. M. Services, Inc.:

 Inactive as of June 30, 2004

Northeast Utilities (Parent):

 Balance Sheet - As of March 31, 2005

 Statement of Income – Three months ended March 31, 2005

B.

Exhibits

Exhibit No.

Description

6.B.1.1

None

6.B.2.1

The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard

Acting Executive Secretary

Department of Public Utility Control

10 Franklin Square

New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary

Massachusetts Department of Telecommunications and Energy

100 Cambridge Street

Boston, MA 02202

Mr. Thomas B. Getz

Executive Director and Secretary

State of New Hampshire

Public Utilities Commission

8 Old Suncook Road, Building One

Concord, NH 03301-7319

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of dollars)
ASSETS

Current Assets:
Cash	$ 19,457
Special deposits	17,114
Receivables, less provision for uncollectible
accounts of $8,437	481,579
Accounts receivable from affiliated companies	27,361
Unbilled revenues	62,177
Derivative assets - current	348,811
Prepaid option premiums	20,560
Natural gas mark-to-market deposit	63,669
Prepayments and other	44,502
1,085,230

Property, Plant and Equipment:
Competitive energy	11,724
Less: Accumulated depreciation	4,052
7,672
Construction work in progress	1,044
8,716

Deferred Debits and Other Assets:
Goodwill	3,200
Purchased intangible assets, net	2,701
Accumulated deferred income taxes	91,887
Derivative assets - long-term	136,632
Other	968
235,388

Total Assets	$ 1,329,334

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 45,700
Accounts payable	467,301
Accounts payable to affiliated companies	25,023
Accrued taxes	14,933
Derivative liabilities - current	368,436
Unearned option premiums	19,362
Counterparty deposits	95,648
Other	40,962
1,077,365

Deferred Credits and Other Liabilities:
Accrued pension	2,027
Derivative liabilities - long-term	281,627
Other	6,330
289,984

Capitalization:
Long-Term Debt from NU Parent	150,000

Common Stockholder's Equity:
Common stock, $1 par value - authorized
20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	286,179
Accumulated deficit	(477,841)
Accumulated other comprehensive income	3,647
Common Stockholder's Equity	(188,015)
Total Capitalization	(38,015)

Total Liabilities and Capitalization	$ 1,329,334

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 842,012

Operating Expenses:
Operation -
Purchased power, net interchange power
and capacity	849,887
Other	24,349
Restructuring and impairment charges	196,109
Depreciation and amortization	1,591
Taxes other than income taxes	3,628
Total operating expenses	1,075,564
Operating Loss	(233,552)
Interest Expense, Net	3,218
Other Income, Net	104
Loss Before Income Tax Benefit	(236,666)
Income Tax Benefit	(84,945)
Net Loss	$ (151,721)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash and cash equivalents	$ 509
Receivables, less provision for uncollectible
accounts of $6	970
Accounts receivable from affiliated companies	964
Notes receivable from affiliated companies	1,450
Taxes receivable	3,555
Unbilled revenues	458
Fuel, materials and supplies	18
Prepayments and other	442
8,366

Property, Plant and Equipment:
Competitive energy	3,650
Less: Accumulated depreciation	1,451
2,199
Construction work in progress	74
2,273

Deferred Debits and Other Assets:
Accumulated deferred income taxes	619
Investment in subsidiary companies	9,990
Other	32
10,641

Total Assets	$ 21,280

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 2,483
Accounts payable to affiliated companies	11,041
Other	909
14,433

Deferred Credits and Other Liabilities
Accrued pension	2,330
Other	1,405
3,735

Capitalization:
Long-Term Debt from NU Parent	5,000

Common Stockholder's Equity:
Common stock, $1 par value - 20,000 authorized
and 100 shares outstanding	-
Capital surplus, paid in	15,965
Accumulated deficit	(17,837)
Accumulated comprehensive loss	(16)
Common Stockholder's Equity	(1,888)
Total Capitalization	3,112

Total Liabilities and Capitalization	$ 21,280

Note In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

STATEMENT OF INCOME
(Unaudited)
Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 13,460

Operating Expenses:
Operation -
Other	9,084
Restructuring and impairment charges	645
Maintenance	2,478
Depreciation and amortization	101
Taxes other than income taxes	614
Total operating expenses	12,922
Operating Income	538
Interest Expense, Net	116
Other Loss, Net	(10,754)
Loss Before Income Tax Expense	(10,332)
Income Tax Expense	161
Net Loss	$ (10,493)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 37
Receivables, less provision for uncollectible account of $1,037	22,055
Materials and supplies	343
Prepayments and other	1,107
23,542

Property, Plant and Equipment:
Competitive energy	6,024
Less: Accumulated depreciation	3,708
2,316

Deferred Debits and Other Assets:
Accumulated deferred income taxes	2,392
Other	4,781
7,173
Total Assets	$ 33,031

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 5,831
Accounts payable to affiliated companies	15,607
Accrued taxes	281
Other	5,257
26,976

Capitalization:
Common Stockholder's Equity:
Common stock, $1 par value - 100,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	15,381
Retained deficit	(9,326)
Common Stockholder's Equity	6,055
Total Capitalization	6,055
Total Liabilities and Capitalization	$ 33,031

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 21,601

Operating Expenses:
Operation	21,390
Restructuring and impairment charges	17,220
Maintenance	118
Depreciation	212
Total operating expenses	38,940
Operating loss	(17,339)
Interest Expense, Net	90
Other Income, Net	1
Loss Before Income Tax Benefit	(17,428)
Income Tax Benefit	(5,018)
Net Loss	$ (12,410)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 5
Receivables, net	32
Total Assets	$ 37

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	32
Accounts payable to affiliated companies	295
327

Capitalization:
Common Stockholder's Equity:
Common stock, no par value - 200 shares
authorized and 100 shares outstanding	4
Capital surplus, paid in	3
Accumulated deficit	(297)
Common Stockholder's Equity	(290)
Total Capitalization	(290)
Total Liabilities and Capitalization	$ 37

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

STATEMENT OF INCOME
(Unaudited)	Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 156
Operating Expenses
Operation	157
Restructuring and impairment charges	247
Total operating expenses	404
Net Loss	$ (248)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Special deposits	$ 5,058
Receivables, net	388
5,446

Deferred Debits and Other Assets:
Contracts receivable	26,468
Accumulated deferred income taxes	16
Unamortized debt expense	535
27,019
Total Assets	$ 32,465

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$ 644
Accounts payable to affiliated companies	7,559
Accrued taxes	168
Accrued interest	223
Other	295
8,889

Capitalization:
Long-Term Debt	22,423

Common Stockholder's Equity:
Common stock, $1 par value - 100 shares
authorized and outstanding	-
Retained earnings	1,153
Total Common Stockholder's Equity	1,153
Total Capitalization	23,576
Total Liabilities and Capitalization	$ 32,465

Note In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Interest Expense, Net	$ 454
Other Income	560
Income Before Income Tax Expense	106
Income Tax Expense	42
Net Income	$ 64

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 89
Accounts receivable from affiliated companies	316
Notes receivable from affiliated companies	700
1,105

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,198
Investments and other	1,301
2,499

Total Assets	$ 3,604

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 455
Accrued taxes	2
Other	3
460

Deferred Credits and Other Liabilities:
Other	5
5

Common Stockholder's Equity:
Common stock, $0 par value - 10,000 shares
authorized, 200 shares outstanding	1
Capital surplus, paid in	7,881
Accumulated deficit	(4,743)
Common Stockholder's Equity	3,139
Total Capitalization	3,139

Total Liabilities and Capitalization	$ 3,604

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

STATEMENT OF INCOME
(Unaudited)
Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -
Operating Expenses	3
Operating Loss	(3)
Other Income, Net	4
Income Before Income Tax Expense	1
Income Tax Expense	89
Net Loss	$ (88)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 18
Accumulated deficit	(17)
Common Stockholder's Equity	1
Total Capitalization	1
Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -
Operating Expenses	-
Net Income	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership
interest in ERI/HEC EFA-Med, LLC.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Receivables, less provision for uncollectible
accounts of $10	$ 9,702
Accounts receivable from affiliated companies	994
Unbilled revenue	3,629
Materials and supplies	206
14,531

Property, Plant and Equipment:
Competitive energy	1,405
Less: Accumulated depreciation	703
702

Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,694
Other	87
1,781

Total Assets	$ 17,014

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Advance from parent, non-interest bearing	$ 2,948
Accounts payable	3,261
Accounts payable to affiliated companies	605
Accrued taxes	145
Other	95
7,054

Deferred Credits and Other Liabilities:
Other	509
509

Capitalization:
Common Stockholder's Equity:
Common stock, $0 par value 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	7,538
Retained earnings	1,913
Common Stockholder's Equity	9,451
Total Capitalization	9,451

Total Liabilities and Capitalization	$ 17,014

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

STATEMENT OF INCOME
(Unaudited)
Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 9,343

Operating Expenses:
Operation -
Other	8,992
Restructuring and impairment charges	6,963
Depreciation	70
Total operating expenses	16,025
Operating Loss	(6,682)
Other Income, Net	4
Loss Before Income Tax Benefit	(6,678)
Income Tax Benefit	(2,305)
Net Loss	$ (4,373)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

BALANCE SHEET
(Unaudited)
March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 10
Total Assets	$ 10

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 4
4

Common Stockholder's Equity:
Common stock, $0 par value - authorized
20,000 shares; outstanding 100 shares	-
Capital surplus, paid in	10
Accumulated deficit	(4)
Common Stockholder's Equity	6
Total Capitalization	6
Total Liabilities and Capitalization	$ 10

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -
Operating Expenses	1
Net Loss	$ (1)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 12
Accumulated deficit	1
Common Stockholder's Equity	13
Total Capitalization	13
Total Liabilities and Capitalization	$ 13

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -
Operating Expenses	-
Net Income	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Receivables, net	$ 4,241
Accounts receivable to affiliated companies	1
Unbilled revenues	2,546
Taxes receivable	1,427
Materials and supplies	122
8,337

Property, Plant and Equipment:
Competitive energy	342
Less: Accumulated depreciation and amortization	133
209

Deferred Debits and Other Assets:
Accumulated deferred income taxes	2,530
Other	74
2,604

Total Assets	$ 11,150

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 6,400
Advance from parent, non-interest bearing	250
Accounts payable	1,840
Accounts payable to affiliated companies	198
Other	68
8,756

Deferred Credits and Other Liabilities:
Other	609
609

Capitalization:
Long-Term Debt from NU Parent	4,450

Common Stockholder's Equity:
Common stock, $0 par value - 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,000
Retained deficit	(7,665)
Common Stockholder's Equity	(2,665)
Total Capitalization	1,785

Total Liabilities and Capitalization	$ 11,150

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

STATEMENT OF INCOME
(Unaudited)
Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ 2,286

Operating Expenses:
Other	5,006
Restructuring and impairment charges	7668
Depreciation	23
Total operating expenses	12,697
Operating Loss	(10,411)
Interest Expense, Net	119
Loss Before Income Tax Benefit	(10,530)
Income Tax Benefit	(4,140)
Net Loss	$ (6,390)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

GREENPORT POWER, LLC

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 74
Total Assets	$ 74

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Accounts payable	$ 24
Other	47
71
Member's equity	3
Total Liabilities and Member's Equity	$ 74

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.

GREENPORT POWER, LLC

STATEMENT OF INCOME
(Unaudited)
Three
Months Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -
Operating Expenses	-
Net Income	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 1,063
Notes receivable from affiliated companies	178,800
Notes and accounts receivable	1,498
Accounts receivable from affiliated companies	3,326
Taxes receivable	50,381
Prepayments	94
235,162
Deferred Debits and Other Assets:
Investments in subsidiary companies, at equity	2,519,483
Other	12,985
2,532,468

Total Assets	$ 2,767,630

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

March 31,
2005
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ 115,000
Long-term debt - current portion	20,000
Accounts payable	55
Accounts payable to affiliated companies	9,958
Accrued interest	12,553
Other	357
157,923

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	3,033
Derivative liabilities - long-term	6,231
Other	1,518
10,782

Capitalization:
Long-Term Debt	427,548

Common Shareholders' Equity:
Common shares, $5 par value - authorized
225,000,000 shares; 151,463,375 shares issued and
129,367,389 shares outstanding	757,317
Capital surplus, paid in	1,118,944
Deferred contribution plan - employee stock
ownership plan	(56,916)
Retained earnings	706,619
Accumulated other comprehensive income	5,494
Treasury stock, 19,636,364 shares	(360,081)
Common Shareholders' Equity	2,171,377
Total Capitalization	2,598,925
Total Liabilities and Capitalization	$ 2,767,630

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
(Unaudited)

Three Months
Ended
March 31,
2005
(Thousands
of Dollars)

Operating Revenues	$ -

Operating Expenses:
Other	2,077
Operating Loss	(2,077)

Interest Expense	7,603

Other Loss, Net:
Equity in losses of subsidiaries	(115,655)
Other	4,550
Other loss, net	(111,105)
Loss Before Income Tax Benefit	(120,785)
Income Tax Benefit	(3,066)
Net Loss	$ (117,719)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy, Inc.
Select Energy New York, Inc.
Northeast Generation Services Company
E.S. Boulos Company
NGS Mechanical, Inc.
Woods Electrical Co., Inc.
Greenport Power, LLC
Select Energy Contracting, Inc.
Reeds Ferry Supply Co., Inc.
HEC/Tobyhanna Energy Project, Inc.
HEC/CJTS Energy Center LLC
ERI/HEC EFA-Med, LLC
Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.

About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries.  NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire and Western Massachusetts Electric Company (WMECO).  Other subsidiaries include Holyoke Water Power Company (HWP), a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies.  Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.  Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries.  Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company (NGS) and its subsidiaries, Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields.  Northeast Generation Company (NGC) acquires generation facilities.  E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS.  Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS.  Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI.  Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI.  Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment.  The merchant energy business segment includes Select Energy's wholesale and retail businesses, NGC, the generation operations of HWP, and NGS.  The energy services business segment includes Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC, and Woods Network.

NU Enterprises Business Review:  On March 9, 2005, NU concluded its previously announced comprehensive review of each of NU Enterprises' businesses.  As a result of the comprehensive review, NU decided that NU Enterprises will exit Select Energy’s wholesale marketing business and will explore ways to divest the energy services businesses in a manner that maximizes their value.  NU will retain NGC’s competitive generation assets and Select Energy’s retail energy marketing business, because it believes that the generation assets and retail business are competitively positioned to create significant opportunities for those businesses over the next several years.  NU will also retain NGS to provide operating services to its competitive generation assets.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58.  These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6, Section A.

2.

About Select Energy

NU Enterprises’ merchant energy business segment includes Select Energy’s wholesale marketing business which NU Enterprises announced it will exit and the retail marketing business.  The wholesale marketing business included wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets.  The wholesale business primarily serviced firm requirements sales to local distribution companies and bilateral sales to other counterparties.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.  Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Columbia, and is a licensed retail electricity supplier in the state of Ohio.

3.

About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.

About NGS

NGS provides management, operation and maintenance services to affiliated-owned assets within NUEI.

5.

About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont.  Boulos is wholly owned by NGS.

6.

About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York.  NGS Mechanical is wholly owned by NGS.

7.

About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut, and is a wholly owned subsidiary of NGS.  Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.

About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport - Long Island, New York.  Greenport is 50 percent owned by NGS.

9.

About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.

About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.

About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.

About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.

About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  ERI/HEC is 50 percent owned by SESI.

14.

About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services.

15.

Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and is subject to the provisions of the 1935 Act.  Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16.

Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

17.

Restructuring and Impairment Charges

NU Enterprises recorded $234.4 million of pre-tax restructuring and impairment charges in the first quarter of 2005 directly related to the decision to exit the wholesale marketing business, to divest its energy services businesses and to reevaluate the generation and retail businesses.  A summary of those pre-tax charges (credits) is as follows (millions of dollars):

Merchant Energy:
Mark-to-market on long-term wholesale electricity contracts	$257.7
Mark-to-market on retail marketing supply contracts	(94.0)
Mark-to-market on other wholesale contracts	(25.8)
Subtotal mark-to-market restructuring charges	137.9
Other wholesale marketing charges	58.2
Subtotal Merchant Energy	196.1
Energy Services:
Impairment of goodwill and intangibles	38.3
Total restructuring and impairment charges	$234.4

The $234.4 million pre-tax restructuring and impairment charges above includes losses and gains as described below.  The first component is a Select Energy pre-tax loss of $257.7 million associated with the mark-to-market on certain long-term below market wholesale electricity contracts.  The decision in March 2005 to exit the wholesale marketing business changed management’s conclusion regarding the likelihood that these wholesale marketing contracts would result in physical delivery to customers.  This in turn resulted in a change in the first quarter of 2005 from accrual accounting to fair value accounting for the wholesale marketing contracts.

This loss was offset by Select Energy pre-tax gains totaling $94 million associated with marking-to-market certain wholesale electricity positions that were obtained to support Select Energy's retail marketing contracts.  Originally, retail electric supply was sourced along with the wholesale supply by the wholesale marketing business.  As a result of the decision to exit the wholesale marketing business, these purchase contracts were required to be marked-to-market.

In addition, a Select Energy pre-tax gain of $25.8 million was recorded for other wholesale contracts related to electricity that would have been delivered to customers primarily in 2005 and 2006.  As a result of exiting the wholesale marketing business, these contracts were also required to be marked-to-market.  Prior to the decision to exit the wholesale marketing business, it was management's intention to deliver the electricity to the customer.  As such, accrual accounting was used through December 31, 2004.  Under accrual accounting, earnings would have been recorded as the electricity would have been delivered in 2005 and 2006.

The restructuring and impairment charges above also include Select Energy pre-tax charges of $58.2 million associated with other costs from exiting the wholesale marketing business, such as termination payments and contract asset write-offs.

In March 2005, NU Enterprises hired an outside firm to assist in valuing its energy services businesses and assist in their divestiture.  Based in part on that firm's work, the company concluded that $29.1 million of goodwill associated with those businesses and $9.2 million of intangible assets were impaired.  An impairment charge of $38.3 million was recorded.  NU Enterprises has initiated the process of divesting those businesses and may record additional charges as the divestiture is completed.

The after-tax impact of these charges totaling $150.2 million is net of a $84.2 million income tax benefit which is included as a reduction to income tax expense.

Included in Select Energy’s restructuring and impairment charges is a negative $54.5 million pre-tax mark-to-market charge related to an intercompany contract between Select Energy and CL&P.  The contract extends through 2013 at below current market prices for CL&P.  This contract is part of CL&P’s stranded costs, and benefits received by CL&P under this contract are provided to CL&P’s ratepayers.  A $2.8 million pre-tax mark-to-market loss was recorded by Select Energy for the intercompany contract between Select Energy and WMECO for default service from April to June of 2005.  WMECO’s benefits under this contract will be provided to ratepayers in the form of lower than market default service rates.  These charges were not eliminated in consolidation because on a consolidated basis NU retains the over-market obligation to the ratepayers of CL&P and WMECO.

18.

Derivative Instruments, Market Risk Information and Other Risk Management Activities

A.

Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings.  Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings.  For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur.  For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings.  Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the consolidated balance sheet.  Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recognized in revenue and expense when such deliveries occur.

There was a positive pre-tax impact of $0.6 million recognized in earnings in 2005 for the ineffective portion of cash flow hedges.  A negative pre-tax $0.1 million was recognized in earnings in 2005 for the ineffective portion of fair value hedges.  The changes in the fair value of both the fair value hedges and the natural gas inventory being hedged are recorded in purchased power, net interchange power and capacity on the accompanying consolidated statement of operations.

The table below summarizes current and long-term derivative assets and liabilities at March 31, 2005.  The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties.  At March 31, 2005, Select Energy had $485.4 million of derivative assets from trading, non-trading, and hedging activities.  These assets are exposed to counterparty credit risk.  However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash.  The amounts below do not include option premiums paid, which amounted to $6.4 million related to energy trading activities and $0.6 million related to marketing activities at March 31, 2005.  These amounts also do not include option premiums paid of $13.6 million related to non-trading gas options at March 31, 2005.

These amounts also do not include option premiums received, which are recorded as current liabilities and amounted to $5.5 million related to energy trading activities and $0.1 million related to marketing activities at March 31, 2005.  Also not included at March 31, 2005 are option premiums received of $13.8 million related to non-trading gas options.

(Millions of Dollars)	Assets		Liabilities
	Current	Long-Term	Current	Long-Term	Net Total
NU Enterprises:
Trading	$ 62.2	$ 51.0	$ (60.6)	$ (5.1)	$ 47.5
Non-trading	274.2	85.2	(300.9)	(276.5)	(218.0)
Hedging	12.4	0.4	(6.9)	-	5.9
Total	$348.8	$136.6	$(368.4)	$(281.6)	$(164.6)

Trading:  Historically, to gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducted limited energy trading activities in electricity, natural gas, and oil, and therefore, experienced net open positions.  Limited trading activities will continue for price discovery and deal execution to support the retail marketing business.  Select Energy manages open trading positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the consolidated balance sheet as derivative assets or liabilities.  Changes in fair value are recognized in operating revenues in the consolidated statement of operations in the period of change.  The net fair value position of the trading portfolio at March 31, 2005 was an asset of $47.5 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures, financial swaps, and options, the fair value of which is based on closing exchange prices; over-the-counter forwards, financial swaps, and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources.  Select Energy's trading portfolio also includes transmission congestion contracts (TCC).  The fair value of the TCCs included in the trading portfolio is based on published market data.

Non-Trading:  Certain non-trading derivative contracts are part of Select Energy's wholesale and retail marketing activities.  These contracts include the electricity contracts and the wholesale natural gas contracts that were used in Select Energy's energy sourcing activities.  These contracts also include other wholesale and retail short-term and long-term electricity supply and sales contracts, which include contracts to sell electricity to utilities under full requirements contracts and contracts to sell electricity to municipalities over terms up to eight years.  The fair value of the natural gas contracts was determined by prices provided by external sources and actively quoted markets.  The fair value of electricity contracts was determined by prices from external sources for years through 2008 and by models based on natural gas prices and a conversion factor to electricity.

The fair value of non-trading contracts, both assets and liabilities combined, decreased by $139.4 million from a negative $78.6 million to a negative $218 million, as follows (in millions):

Net fair value at December 31, 2004	($78.6)
Change in fair value of wholesale natural gas contracts used in energy sourcing	(40.7)
Mark-to-market restructuring charge	(137.9)
Contracts realized or otherwise settled during the period	38.3
Other changes in fair value	0.9
Net fair value at March 31, 2005	($218.0)

Hedging:  Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales and purchase commitments to certain retail customers.  Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements.  These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity or natural gas.  A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income.  Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2010.  Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts.  Under these contracts, which also extend through 2010, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements.  At March 31, 2005 the NYMEX futures contracts had notional values of $33 million and were recorded at fair value as derivative assets of $10.6 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006. These instruments include forwards, futures, options, financial collars and swaps.  These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $2.4 million and derivative liabilities of $6.9 million at March 31, 2005.

Select Energy hedges certain amounts of natural gas inventory with gas futures, options and swaps, some of which are accounted for as fair value hedges.  Changes in the fair value of hedging instruments and natural gas inventory are recorded in earnings.  The fair value of the futures, options and swaps were included in derivative assets and amounted to a negative $0.2 million at March 31, 2005.  The fair value of the hedged natural gas inventory was $0.1 million at March 31, 2005.  For the three months ended March 31, 2005, Select Energy recorded a positive pre-tax of $0.6 million in earnings related to contracts settled for its hedging instruments and natural gas inventory.

B.

Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks (including where applicable capacity and ancillary components).  Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity price components, or other similar price changes.  Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity components, contract prices and market prices represented by each derivative contract.  For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.  Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Retail Marketing and Generation Portfolios:  When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil on the retail marketing and generation portfolios, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its retail marketing and generation portfolios, which includes cash flow and fair value hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices.  At March 31, 2005, a 10 percent increase in market price would have resulted in a pre-tax increase in fair value of $134.5 million ($85 million after-tax) and a 10 percent decrease would have resulted in a pre-tax decrease in fair value of $133.3 million ($84.2 million after-tax).

The impact of a change in electricity, natural gas and oil prices on Select Energy's wholesale and retail marketing portfolio at March 31, 2005, is not necessarily representative of the results that will be realized when these contracts are physically delivered.  Most contracts in the retail marketing and generation portfolios are accounted for at delivery, and changes in fair value are not expected to impact earnings.

Restructuring Transactions:  Wholesale mark-to-market contracts (excluding trading contracts) include contracts that were marked-to-market in the restructuring charge.  These contracts included certain long-term below market wholesale electricity contracts, certain shorter-term wholesale contracts of three years or less and certain wholesale electricity positions that were obtained to support Select Energy's retail marketing contracts.  At March 31, 2005, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices of those contracts.  A 10 percent increase would have resulted as a pre-tax decrease in fair value of $72.8 million ($46 million after-tax) and a 10 percent decrease would have resulted in a pre-tax increase in fair value of $71.7 million ($45.3 million after-tax) for the restructuring transactions.

The impact of a change in electricity and natural gas prices on Select Energy's restructuring transactions at March 31, 2005, are not necessarily representative of the results that will be realized when these contracts are physically delivered.  These transactions are accounted for at fair value, and changes in market prices impact earnings.

Trading Contracts:  At March 31, 2005, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices.  A 10 percent increase would have resulted in a pre-tax increase in fair value of $5 million ($3.2 million after-tax) increase and a 10 percent decrease would have resulted in a pre-tax decrease in fair value of $4.8 million ($3 million after-tax).  In the normal course of business, Select Energy also faces risks that are either non-financial or non-quantifiable.  These risks principally include credit risk, which is not reflected in this sensitivity analysis.

C.

Other Risk Management Activities

Credit Risk Management:  Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of its contractual obligations.  NU serves a wide variety of customers and suppliers that include IPPs, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers.  Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts.  This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU’s risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU’s stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy.  Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions.  These policies require an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.  This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts.  The appropriateness of these limits is subject to continuing review.  Concentrations among these counterparties may impact Select Energy’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At March 31, 2005, Select Energy maintained collateral balances from counterparties of $95.6 million.  These amounts are included in current liabilities on the accompanying consolidated balance sheet.  Select Energy also has collateral balances deposited with counterparties of $17.1 million at March 31, 2005.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES (Registered Holding Company)

By:	/s/ John P. Stack
(Signature of Signing Officer

John P. Stack

Vice President - Accounting and Controller

Date	May 25, 2005